Exhibit 4.1

AMENDMENT NO. 1
TO
TAX BENEFIT PRESERVATION PLAN

This Amendment No. 1 to Tax Benefit Preservation Plan (“Amendment”) is entered into between Autobytel Inc., a Delaware corporation (“Company”), and Computershare Trust Company, N.A., as rights agent (“Rights Agent”) effective as of April 14, 2014.

Background

The Company and the Rights Agent are parties to that certain Tax Benefit Preservation Plan dated as of May 26, 2010 (“Plan”). The Board of Directors of the Company deems it advisable and in the best interests of the Company and its stockholders to amend the Plan to extend its maturity date and to increase the Purchase Price (as defined in the Plan). No Person (as defined in the Plan) has become an Acquiring Person (as defined in the Plan).
1.            Amendments. Pursuant to and in accordance with Section 27 of the Plan, the Plan is hereby amended as follows:

(a)	Paragraph (a), clause (i) of Section 7 of the Plan is amended in its entirety to read as follows:
“(i)  the Close of Business on May 26, 2017,”
(b)	Paragraph (a), clause (iv) of Section 7 of the Plan is amended in its entirety to read as follows:
“(iv)  the end of the calendar month in which occurs the final adjournment of the Company’s 2014 annual meeting of stockholders, if stockholder approval of this Plan has not been received at such meeting,”
(c)	The last sentence of paragraph (a) of Section 7 of the Plan is amended in its entirety to read as follows:
“Until such notice is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes, prior to the Close of Business on May 26, 2017, that the Expiration Date has not occurred.”
(d)	The first sentence of paragraph (b) of Section 7 of the Plan is amended in its entirety to read as follows;
“The Purchase Price shall be $75.00 for each one one-hundredth of a share of Preferred Stock purchasable upon the exercise of a Right (the “Purchase Price”).”
(e)	Each of the Legend and paragraph one of the Form of Right Certificate, attached as Exhibit A to the Plan, is amended so that the references to “May 26, 2014” are replaced with “May 26, 2017”.
2.            Effect of this Amendment.  It is the intent of the parties that this Amendment constitutes an amendment of the Plan as contemplated by Section 27 thereof.  Except as provided herein, the Plan is in all other respects ratified and confirmed and shall continue in full force and effect as amended hereby.  This Amendment shall be deemed effective as of the date hereof as if executed by both parties hereto on such date.

3.            Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

4.            Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

5.            Severability.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.            Descriptive Headings.  The captions herein are included for convenience of reference only, do not constitute a part of this Amendment and shall be ignored in the construction and interpretation hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date set forth above.

AUTOBYTEL INC.

By:	/s/ Glenn E. Fuller
Glenn E. Fuller
Executive Vice President, Chief Legal and Administrative Officer and Secretary

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Dennis V. Moccia
Name: Dennis V. Moccia
Title: Manager, Contract Administration